Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(1) CONNECTED TRANSACTION IN RESPECT OF

TERMINATION OF PROPOSED SUBSCRIPTION OF NEW EAST BUY

SHARES UNDER SPECIFIC MANDATE;

(2) CANCELLATION OF EGM AND BOOK CLOSURE PERIOD; AND

(3) VOLUNTARY ANNOUNCEMENT IN RESPECT OF THE NEW

ORIENTAL COMMITMENT AND THE DIRECTOR COMMITMENT TO

PURCHASE EAST BUY SHARES

Reference is made to the announcement dated 24 November 2023, the circular dated 19 January 2024 and the notice of EGM dated 19 January 2024, each published by East Buy and is available on the websites of East Buy (ir.eastbuy.com) and Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk). Further reference is made to the overseas regulatory announcement dated 18 December 2023, which is published by New Oriental and available on the websites of New Oriental (investor.neworiental.org) and Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk).

TERMINATION OF PROPOSED SUBSCRIPTION OF NEW EAST BUY SHARES BY SPECIFIC MANDATE AND CANCELLATION OF EGM

Termination of Subscription of New East buy Shares Under Specific Mandate

East Buy and New Oriental hereby jointly announce that, each of East Buy Board and New Oriental Board have approved the termination of the Subscription Agreement, and shortly thereafter on 31 January 2024, East Buy and New Oriental entered into a termination agreement in accordance with Clause 7.1 of the Subscription Agreement, pursuant to which the Subscription Agreement (and all transactions contemplated thereunder, namely, the Subscription) was terminated with immediate effect on the same date as the termination agreement. As of the date of this announcement, no East Buy Shares have been issued under the Subscription, and no East Buy Shares will be allotted and issued to New Oriental under the Subscription.

Cancellation of EGM and Book Closure Period

East Buy hereby announces that the EGM (which was originally scheduled to be convened on 7 February 2024 at 10 a.m. in Beijing, China) has been cancelled. This EGM will not be rescheduled and the book closure period for East Buy (which was originally scheduled for 6 February 2024 and 7 February 2024) has been cancelled.

NEW ORIENTAL COMMITMENT AND DIRECTOR COMMITMENT TO PURCHASE EAST BUY SHARES ON-MARKET

New Oriental and Mr. Yu (a director and the chief executive officer of East Buy, as well as a director of New Oriental) remain confident in the future outlook and business potential of East Buy and are fully committed to increasing their respective shareholding positions in East Buy.

Accordingly, New Oriental and Mr. Yu have each committed to purchase on the Stock Exchange, in the value of HK$700 million in aggregate, East Buy Shares at market price, of which: (a) New Oriental has committed to purchase a total value of HK$660 million, which shall be beneficially held by New Oriental after purchase (being the New Oriental Commitment), and (b) Mr. Yu has committed to purchase a total value of HK$40 million, which shall be beneficially held by Mr. Yu or his controlled corporation after purchase (being the Director Commitment). The purchases will be made gradually over a period of six to twelve months from the date of this announcement and will be made subject to, and in accordance with, applicable laws and regulations, including, the Listing Rules and the SFO. Each of New Oriental (as a substantial shareholder of East Buy) and Mr. Yu (as a director of East Buy), will make relevant disclosure of interest filings within three business days (Hong Kong time) following their respective purchases in accordance with Part XV of the SFO.

REASONS FOR, AND BENEFITS OF, THE TERMINATION OF THE SUBSCRIPTION AND THE NEW ORIENTAL COMMITMENT AND THE DIRECTOR COMMITMENT

Termination of the Subscription Agreement (and the Subscription) is the result of commercial considerations by the parties thereto. East Buy and New Oriental have considered, among other factors, the recent share price of East Buy Shares, and following discussions by East Buy Board in their ordinary course of communications with East Buy shareholders, the parties have been considering alternative proposals to achieve the primary objective of the Subscription without causing a dilutive effect on the shareholdings of other East Buy shareholders; and as a result of these discussions, the parties have concluded that it no longer makes commercial sense to continue with the Subscription. In particular:

Reasons for, and benefits of, East Buy

(a)

East Buy Board confirms that it has more than sufficient cash and is in a healthy cash flow position to fund near and long-term future operations and administrative costs of East Buy Group, particularly after taking into account the amount of RMB1.5 billion that East Buy shall receive from the sale of East Buy Group’s education business under the disposal (detailed in East Buy’s announcement dated 21 November 2023 and circular dated 28 December 2023, which have been approved by the shareholders of East Buy) and revenue from its business operations (as further detailed in East Buy’s interim results announcement dated 24 January 2024). Accordingly, further funding is not needed by East Buy Group and East Buy Board does not consider fundraising to be the primary objective of the Subscription.

(b)

Against this context, and following discussions in the ordinary course of communications with East Buy shareholders, East Buy has been considering alternative proposals to further benefit the interests of its shareholders as a whole, without diluting the shareholding position of other shareholders and potential investors of East Buy. Since fundraising from the Subscription is not the primary objective of the Subscription, East Buy Board believes that it would be beneficial to its shareholders (and prospective investors) as a whole to terminate the Subscription and instead have New Oriental and Mr. Yu acquire East Buy Shares on-market under the New Oriental Commitment and the Director Commitment, respectively. This is because:

•

this proposal provides an alternative pathway for New Oriental to maintain its holding position in East Buy without, at the same time, jeopardising the shareholding percentages of those other shareholders (and prospective investors) of East Buy who wish to continue supporting East Buy through their shareholding in the company; and

•

instead of New Oriental injecting funds into East Buy Group (which would not be required in the near and mid-term future and was the not the primary objective of the Subscription), New Oriental and Mr. Yu would be giving funds directly to existing East Buy shareholders who are willing to sell on-market, which in turn, will provide further liquidity to the East Buy Shares on the Stock Exchange for existing shareholders and potential investors of East Buy.

Therefore, this new proposal would give existing East Buy shareholders and potential investors who buy East Buy Shares an opportunity to directly participate in realising the value of their East Buy Shares from New Oriental and Mr. Yu and, to those who are willing to sell on-market, the proposal would enable these funds to be directly returned to these shareholders (and new investors) without diluting the shareholding positions of other East Buy shareholders.

(c)

Additionally, the New Oriental Commitment and the Director Commitment represent New Oriental’s and Mr. Yu’s respective continued confidence in the value of East Buy Group and would secure New Oriental’s holding position in East Buy in the foreseeable future. The two commitments represent New Oriental’s and Mr. Yu’s view that they consider the current share price of East Buy Shares to be undervalued, and accordingly, New Oriental and Mr. Yu are committed to increasing their respective shareholding positions in East Buy, providing a strong signal to the market of their continued expression of confidence in East Buy Group and the value of East Buy Shares.

Based on the above, and the current operating and financial position of East Buy, East Buy Board does not consider the termination of the Subscription Agreement (and Subscription) to have any material adverse impact on East Buy Group. On the contrary, East Buy Board considers it in the interests of its shareholders as a whole to terminate the Subscription at this time, particularly in light of the New Oriental Commitment and the Director Commitment.

Reasons for, and benefits of, New Oriental

(a)

As mentioned above, New Oriental Board remains committed to increasing its shareholding position in East Buy, and considers the termination of the Subscription, together with the New Oriental Commitment, to be a more optimal and cost-efficient way of maintaining its holding position in East Buy, considering the recent share price of East Buy. New Oriental Board considers the current share price of East Buy to be undervalued and not an accurate representation of the value of East Buy Group’s business. Based on the above, New Oriental Board considers it in the best interests of its shareholders as a whole to terminate the Subscription and instead adopt the New Oriental Commitment to purchase East Buy Shares on-market.

(b)

Both East Buy Board and New Oriental Board consider the New Oriental Commitment to be an appropriate way to ensure that New Oriental retains its holding position in East Buy (and to increase New Oriental’s current shareholding position in East Buy), whilst at the same time, still be a fair and transparent way for New Oriental and Mr. Yu to purchase shares in East Buy, given that each of New Oriental and Mr. Yu will be required to file a disclosure of interest form within three business days (Hong Kong time) following purchases of East Buy Shares in accordance with Part XV of the SFO, and purchases will be made on-market at prevailing market prices at the time of each purchase.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. Shareholders and potential investors of East Buy and New Oriental are reminded to exercise caution when dealing in the securities of East Buy and/or New Oriental. If in doubt, shareholders and potential investors are recommended to consult with their professional adviser(s).

DEFINITIONS

In this announcement, unless the context suggests otherwise, the following terms have the meanings set out below:

“Director Commitment”	commitment by Mr. Yu to purchase on-market on the Stock Exchange East Buy Shares as set out in this announcement

“East Buy”	East Buy Holding Limited 東方甄選控股有限公司 (formerly known as Koolearn Technology Holding Limited 新東方在綫科技控股有限公司), a company incorporated in the Cayman Islands as an exempted company with limited liability on 7 February 2018, the shares of which are listed on the Main Board of the Stock Exchange (SEHK: 1797); East Buy together with its subsidiaries, “East Buy Group”

“East Buy Board”	the board of directors of East Buy

“East Buy Share”	ordinary share of East Buy with par value of US$0.00002

“EGM”	the extraordinary general meeting of East Buy that was originally scheduled for 7 February 2024 at 10 a.m. for the purpose of considering and approving, among other matters, the Subscription Agreement (and Subscription), the details of which were set out in the notice of EGM published by East Buy on 19 January 2024

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Mr. Yu”	Mr. Yu Minhong (or Mr. Michael Minhong Yu), an executive director and the chief executive officer of East Buy, and a director of New Oriental; Mr. Yu also acts as chairman of East Buy Board and New Oriental Board

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“New Oriental”	New Oriental Education & Technology Group Inc. (新東方教育科技 (集團)有限公司*), a company incorporated in the Cayman Islands as an exempted company with limited liability on 16 March 2006, the shares of which are secondary listed on the Main Board of the Stock Exchange under Chapter 19C of the Listing Rules (SEHK: 9901) and the American depositary receipts are listed on the New York Stock Exchange (NYSE: EDU)

“New Oriental Board”	the board of directors of New Oriental

“New Oriental Commitment”	commitment by New Oriental to purchase on-market on the Stock Exchange East Buy Shares as set out in this announcement

“SFO”	Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong

“Subscription”	subscription of new East Buy Shares, that were to be issued under specific mandate and in accordance with the terms of the Subscription Agreement, the details of which were set out in the circular of East Buy dated 19 January 2024

“Subscription Agreement”	subscription agreement between East Buy and New Oriental, the details of which were set out in the circular of East Buy dated 19 January 2024

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“U.S.”	United States of America

By order of the East Buy Board	By order of the New Oriental Board
East Buy Holding Limited	New Oriental Education & Technology Group Inc.
Mr. YU Minhong	Mr. Michael Minhong Yu
Chairman	Chairman

Hong Kong, 31 January 2024

As at the date of this announcement, East Buy Board comprises the following members: Mr. YU Minhong and Mr. YIN Qiang, as executive directors; Ms. SUN Chang as the non-executive director; and Mr. LIN Zheying, Mr. TONG Sui Bau, and Mr. KWONG Wai Sun Wilson, as independent non-executive directors.

As at the date of this announcement, New Oriental Board comprises the following members: Mr. Michael Minhong Yu, Mr. Chenggang Zhou and Mr. Louis T. Hsieh as directors and Mr. Robin Yanhong Li, Mr. Denny Lee and Mr. John Zhuang Yang as independent directors.

*	for identification purposes only